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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hannon, Christopher Taylor (Last) (First) (Middle)		10/23/02

	105 Westwood Place Suite 400 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Province Healthcare Company (PRV)		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Brentwood, TN 37027 (City) (State) (Zip)		11/01/02		Senior Vice President and Chief Financial Officer
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		17,139		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Options		2/10/03	2/10/08		Common Stock	2,250		$7.111 per share		D

	Stock Options		See Note 1	2/25/09		Common Stock	5,010		$6.722 per share		D

	Stock Options		See Note 2	5/3/10		Common Stock	11,952		$11.500 per share		D

	Stock Options		2/22/01	2/22/11		Common Stock	11,160		$16.709 per share		D

	Stock Options		See Note 3	5/15/11		Common Stock	8,776		$16.400 per share		D

	Stock Options		3/13/02	3/13/12		Common Stock	4,893		$21.080 per share		D

	Stock Options		5/22/02	5/22/12		Common Stock	14,682		$23.500 per share		D

	Stock Options		See Note 4	8/21/12		Common Stock	4,715		$18.200 per share		D

Explanation of Responses:

Note 1:  2,505 options will become exercisable on each of 2/25/03 and 2/25/04.

Note 2:  2,390 options became exercisable on each of 5/3/01 and 5/03/02; 2,390 options will become exercisable on 5/3/03; and 2,391 options will become exercisable on each of 5/3/04 and 5/3/05.

Note 3:  1,755 options became exercisable on 5/15/02; 1,755 options will become exercisable on each of 5/15/03, 5/15/04 and 5/15/05; 1,756 options will become exercisable on 5/15/06.

Note 4:  943 options will become exercisable on each of 8/21/03, 8/21/04, 8/21/05, 8/21/06 and 8/21/07.

/s/ Chris Hannon	12/19/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.